BP p.l.c.
1 St James’s Square
London SW1Y 4PD
16 February 2011	United Kingdom

Switchboard: +44 (0)20 7496 4000
Central Fax: +44 (0)20 7496 4630
Telex: 888811 BPLDN X G
Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	BP p.l.c. Form 20-F for the Fiscal Year Ended 31 December 2009 Filed 5 March 2010 File No. 001-06262
Dear Mr. Schwall:
I refer to your letter to David Jackson, BP company secretary, dated 11 February 2011 setting forth comments of the Staff of the Commission (the “Staff”) on our filing and letter dated 11 February 2011.
To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

Form 6-K furnished July 28, 2010
Note 2. Significant event in the period — Gulf of Mexico oil spill, page 26
1.	We note your response to our prior comment 10 from our letter dated January 19, 2011. We believe our request to provide the nature of the information that will allow you to make reasonable estimates, the steps you are taking and plan to take to obtain that information, and when you expect it to be obtained is an integral part of paragraph 86(b) of IAS 37 which requires an indication of the uncertainties relating to the amount or timing of any outflow. Please revise your proposed disclosure to fully comply with the guidance per IAS 37. For example, provide additional detail regarding your expectations for the data collection process necessary to more accurately determine your exposure for Natural Resource Damages claims along with the effect of restoration projects that may begin before this data is fully collected.

Response:	In response to the Staff’s comment, we have revised our proposed disclosure in Note 44 under the heading “Contingent liabilities relating to the Gulf of Mexico oil spill”. Please see Appendix 1 attached to this letter.
Proposed Disclosure -Appendix I to Supplemental Response Dated February 11, 2011
General
2.	We note your footnote disclosure related to the Gulf of Mexico oil spill will be included in Note(s) 2, 37, and 44. In the interest of providing clear and comprehensive disclosure, please provide detailed cross-references to any and all relevant information throughout your filing including among the relevant footnote disclosures.

Response:	In response to the Staff’s comment, we will provide detailed cross-references throughout the filing to the relevant disclosures, including among the relevant footnote disclosures as shown in Appendix 1.
Note 2. Significant event in the period — Gulf of Mexico oil spill, page 16
General
3.	Please tell us your consideration for providing disclosure to discuss the ruling on February 2, 2011 by the U.S. District Court, Eastern District of Louisiana regarding the independence of Kenneth Feinberg as the administrator for the Gulf Coast Claims Facility (“GCCF”) and the impact this ruling will have on the claims resolution process.

Response:	We have considered whether disclosure is appropriate in our filing concerning the ruling on February 2, 2011 by the U.S. District Court, Eastern District of Louisiana.

We considered whether there is any impact upon our accounting for the $20-billion trust fund.

A full analysis of the Trust fund and the GCCF and the application of IFRS is set out in BP’s responses to the SEC comment letter of November 23, 2010 and in BP’s responses to the Staff’s most recent letter dated January 19, 2011. Whilst BP understands the legal analysis that underpins Judge Barbier’s ruling, this does not in any respect change either the accounting analysis with respect to the fund or BP’s conclusions thereon.

The ruling by Judge Barbier was rendered on a motion by Plaintiffs in the multi-district litigation pending before him requesting that the Court oversee or supervise communications between the GCCF and putative class members to ensure that communications are neither misleading nor confusing. It was addressing the specific concern raised by plaintiffs that describing Mr. Feinberg as neutral or completely independent from BP may lead to confusion and misunderstanding by claimants who have to make decisions about whether to seek relief other than from the Oil Spill Trust Fund. The ruling did not address whether BP has a role in the decision-making process in the GCCF or has control of the Trust fund for accounting purposes.

The factors that Judge Barbier focused on for the purposes of his ruling relating to communications with putative class members are not the same factors that drive the accounting under IFRS. Judge Barbier principally focused on BP’s involvement in the selection of Mr. Feinberg, the fact that BP pays Mr. Feinberg and his law firm a fee pursuant to a written contract which contains his duties and responsibilities and includes an indemnity, that BP decided the amount and manner in which it funded the GCCF and that it is given monthly reports regarding distributions made to GCCF beneficiaries. The accounting determination of whether BP should consolidate the Trust fund, on the other hand, is based on whether the Trust fund is controlled by BP. The factors cited by Judge Barbier do not change BP’s assessment in that regard.

Judge Barbier’s ruling in fact makes several references to the fact that BP does not have a role in the decision making process which is a factor when considering whether control is being exercised. On page 8 Judge Barbier states, “While BP may have delegated to Mr. Feinberg and the GCCF independence in the evaluation and payment of individual claims...” and on page 11 he states, “Under these circumstances, while Mr. Feinberg appears ‘independent’ in the sense that BP does not control Mr. Feinberg’s evaluation of individual claims, ...” Judge Barbier’s ruling has no impact on the claims resolution process insofar as BP’s role is concerned. BP will continue to have no control over the evaluation of claims by Mr. Feinberg and no role in the decision making process regarding distributions made by the Trust fund to GCCF beneficiaries.

As stated in BP’s responses to comments 1, 2 and 3 of the Staff’s comment letter dated November 23, 2010, and in response to comments 1 and 2 of the Staff’s comment letter dated January 19, 2011, the Trust is established pursuant to a Trust Agreement under which the Trustees have full authority to administer the Trust without the approval or consent of BP or any of its affiliates. Further, BP has no decision-making role in connection with the payment by the Trust fund of individual and business claims resolved by the GCCF or any role in the decision making process by the GCCF. It is BP’s conclusion that Judge Barbier’s ruling has no bearing on these facts. Therefore, we do not consider it necessary to refer to this ruling in our disclosure regarding the accounting for the Trust fund obligation.

4.	We note your tabular presentation of the financial impacts of the Gulf of Mexico oil spill on the income statement, balance sheet, and cash flow statement of the group. Please revise your presentation to more clearly identify the amounts within the table that relate to the trust fund.

Response:	In response to the Staff’s comment, we have revised our proposed tabular presentation in Note 2 to identify the amounts that relate to the Trust fund. Please see Appendix 1.

5.	We note your tabular presentation reflecting the movements in the funding obligation recognized within other payables on the balance sheet. We also note your disclosure below this table which states you will not actually receive any reimbursements from the trust fund, while also stating that you have recognized an asset representing your right to receive reimbursement from the trust fund. Please revise your disclosure to clearly state that while you will not receive cash reimbursement, you will be released from the corresponding recorded obligation for payments paid directly to claimants from the trust fund.

Response:	In response to the Staff’s comment, we have revised our proposed disclosure to the tabular presentation of movements in the funding obligation in Note 2. Please see Appendix 1.

Impact upon the group income statement and cash flow statement, page 18

6.	We note your reconciliation to the income statement charge recorded in relation to the Gulf of Mexico oil spill. In addition to your proposed disclosure, and with the objective of providing a clear presentation of the items underlying the total incurred to date, please provide tabular disclosure identifying the individual components of the $40.9 billion charged to your income statement (e.g., spill response, fines and penalties, etc).

Response:	In response to the Staff’s comment, we have provided additional tabular disclosure identifying the components of the $40.9 billion charge. Please see the table added at the end of Note 2 in Appendix 1.

Note 37. Provisions, page 20

Provisions relating to the Gulf of Mexico oil spill, page 20

Litigations and claims, page 21

7.	We note your proposed disclosure which states the provision recorded under the Oil Pollution Act of 1990 (“OPA 90”) at December 31, 2010 of $9.2 billion represents management’s reliable best estimate from within the range of possible outcomes. We also note your statement that the provision estimates are in addition to the $3.2 billion of individual and business claims and $0.5 billion of state and local claims paid in 2010. It is unclear where these amounts are included in the tabular presentations within this footnote. Please revise to clarify how the noted amounts can be reconciled or cross-referenced to the tables provided within your footnote.

Response:	In response to the Staff’s comment, we have revised our proposed disclosure in Note 37 to clarify how the amounts can be reconciled to the tables. Please see Appendix 1 under the heading “Litigation and Claims” in Note 37. Please note that the amount relating to state and local claims paid in 2010 was $0.2 billion (and not $0.5 billion). This amount is now aggregated with the $3.2 billion of individual and business claims in the revised disclosure for a total of $3.4 billion of claims paid in 2010.

Clean Water Act penalties, page 22

8.	We note your calculation related to the amount of oil released into the Gulf of Mexico resulted in your estimate that approximately 3.2 million barrels of oil had been discharged into the Gulf of Mexico. Please revise your disclosure to include an affirmative statement that 3.2 million barrels of oil is your best estimate as defined in paragraphs 36-40 of IAS 37.

Response:	In response to the Staff’s comment, we have revised our proposed disclosure under Note 37 as requested. Please see Appendix 1 under the heading “Clean Water Act penalties” in Note 37.

9.	In connection with the preceding comment, we note your provision for fines and penalties under the Clean Water Act was calculated based on an estimate of 3.2 million barrels of oil discharged into the Gulf of Mexico. Please revise to provide a reconciliation of the amounts used to determine this quantity of oil (e.g., show the amount used to calculate this provision as the total quantity of oil discharged less the amount captured in vessels on the surface). The disclosure currently provided appears to indicate that oil was discharged into the Gulf of Mexico for approximately 68 days (i.e., the product of a flow rate of 47,500 barrels per day for 68 days is approximately 3.2 million barrels).

Response:	In response to the Staff’s comment, we have revised our proposed disclosure to clarify the calculation as requested. Please see Appendix 1 under the heading “Clean Water Act penalties” in Note 37.
*****
In some of our responses, we have agreed to change or supplement the disclosure in our future filings. We are doing that in response to the Staff’s comment and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that BP is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s Form 20-F, and that BP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed with the Staff, we are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.
Very truly yours,
/s/ B.E. GROTE

B.E. GROTE
cc:     K. Campbell (Sullivan & Cromwell LLP)
(attachment)

APPENDIX 1
2. Significant event in the period — Gulf of Mexico oil spill
As a consequence of the Gulf of Mexico oil spill, as described on pages xx to xx, BP has incurred costs during the year and has recognized liabilities for future costs. Liabilities of uncertain timing or amount and contingent liabilities have been accounted for and/or disclosed in accordance with IAS 37 ‘Provisions, contingent liabilities and contingent assets’. These are discussed in further detail in Note 37 for provisions and Note 44 for contingent liabilities. BP’s rights and obligations in relation to the $20-billion trust fund which was established during the year have been accounted for in accordance with IFRIC 5 ‘Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds’. Key aspects of the accounting for the oil spill are summarized below.
     The financial impacts of the Gulf of Mexico oil spill on the income statement, balance sheet and cash flow statement of the group are shown in the table below. Amounts related to the trust fund are separately identified.

		$ million
		2010
		Of which:
		amount related
	Total	to the trust fund

Income statement
Production and manufacturing expenses	40,858	7,261

Profit (loss) before interest and taxation	(40,858)	(7,261)
Finance costs	77	73

Profit (loss) before taxation	(40,935)	(7,334)
Less: Taxation	12,894	—

Profit (loss) for the period	(28,041)	(7,334)

Balance sheet
Current assets
Trade and other receivables	5,943	5,943
Current liabilities
Trade and other payables	(6,587)	(5,002)
Provisions	(7,938)	—

Net current liabilities	(8,582)	941

Non-current assets
Other receivables	3,601	3,601
Non-current liabilities
Other payables	(9,899)	(9,899)
Provisions	(8,397)	—
Deferred tax	11,255	—

Net non-current liabilities	(3,440)	(6,298)

Net assets	(12,022)	(5,357)

Cash flow statement
Profit (loss) before taxation	(40,935)	(7,334)
Finance costs	77	73
Net charge for provisions, less payments	19,354	—
Increase in other current and non-current assets	(12,567)	(12,567)
Increase in other current and non-current liabilities	16,413	14,828

Pre-tax cash flows	(17,658)	(5,000)

Trust fund
BP has established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion (the trust fund) over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In 2010 BP contributed $5 billion to the fund, and further quarterly contributions of $1.25 billion are to be made during 2011 to 2013. The income statement charge for 2010 includes $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines, penalties and claims administration costs are not covered by the trust fund. The establishment of the trust fund does not represent a cap or floor on BP’s liabilities and BP does not admit to a liability of this amount.
     Under the terms of the Trust agreement, BP has no right to access the funds once they have been contributed to the trust fund and BP has no decision-making role in connection with the payment by the trust fund of individual and business claims resolved by the GCCF. BP will receive funds from the trust fund only upon its expiration, if there are any funds remaining at that point. BP has the authority under the Trust agreement to present certain resolved claims, including natural resource damages claims and state and local response claims, to the Trust for payment, by providing the trustees with all the required documents establishing that such claims are valid under the Trust agreement. However, any such payments can only be made on the authority of the Trustee and any funds distributed are paid directly to the claimants, not to BP. BP will not settle any such items directly or receive reimbursement from the trust fund for such items.
     BP’s obligation to make contributions to the trust fund was recognized in full, amounting to $20 billion on an undiscounted basis as it is committed to making these contributions. On initial recognition the discounted amount recognized was $19,580 million. After BP’s contributions of $5 billion to the trust fund during 2010, and adjustments for discounting, the remaining liability as at 31 December 2010 was $14,901 million. This liability is recorded within other payables on the balance sheet, apportioned between current and non-current elements according to the agreed schedule of contributions.

2. Significant event in the period — Gulf of Mexico oil spill continued
The table below shows movements in the funding obligation, recognized within other payables on the balance sheet, during the period to 31 December 2010.

$ million
Trust fund liability initially recognized — discounted	19,580
Unwinding of discount	73
Change in discount rate	240
Contributions	(5,000)
Other	8

At 31 December 2010	14,901

Of which — current	5,002
— non-current	9,899

An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term “reimbursement asset” to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly to claimants from the trust fund, and BP will be released from its corresponding obligation.
     The portion of the provision recognized during the year for items that will be covered by the trust fund was $12,567 million. Of this amount, payments of $3,023 million were made during the year from the trust fund. The remaining reimbursement asset as at 31 December 2010 was $9,544 million and is recorded within other receivables on the balance sheet. The amount of the reimbursement asset is equal to the amount of provisions as at 31 December 2010 that will be covered by the trust fund — see Note 37 in the table under the heading Provisions relating to the Gulf of Mexico oil spill.
     Movements in the reimbursement asset are presented in the table below:

$ million
Increase in provision for items covered by the trust fund	12,567
Amounts paid directly by the trust fund	(3,023)

At 31 December 2010	9,544

Of which — current	5,943
— non-current	3,601

The amount of the income statement charge related to the trust fund comprises:

$ million
Trust fund liability — discounted	19,580
Change in discount rate relating to trust fund liability	240
Recognition of reimbursement asset	(12,567)
Other	8

Total charge relating to the trust fund	7,261

As noted above, the obligation to fund the $20-billion trust fund has been recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. These charges for provisions, and the associated reimbursement asset, recognized during the year amounted to $12,567 million. Thus, a further $7,433 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Such future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgments and settlements and natural resource damages and related costs.
     It is not possible at this time to conclude as to whether the $20-billion fund will be sufficient to satisfy all claims under the Oil Pollution Act of 1990 (OPA 90) that will ultimately be paid. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingencies and in Note 44.
     The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly to claimants. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.
     On 30 September 2010, BP pledged certain Gulf of Mexico assets as collateral for the trust fund funding obligation. The pledged collateral consists of an overriding royalty interest in oil and gas production of BP’s Thunder Horse, Atlantis, Mad Dog, Great White and Mars, Ursa and Na Kika assets in the Gulf of Mexico. A wholly-owned company called Verano Collateral Holdings LLC (Verano) has been created to hold the overriding royalty interest, which is capped at $1.25 billion per quarter and $17 billion in total. Verano has pledged the overriding royalty interest to the Trust as collateral for BP’s remaining contribution obligations to the Trust. BP contributed a further $2 billion to the trust fund since this arrangement was established, thereby reducing the amount of the pledge to $15 billion at the end of the year. There is no change in operatorship or the marketing of the production from the assets and there is no effect on the other partners’ interests in the assets. For financial reporting purposes Verano is a consolidated entity of BP and there is no impact on the consolidated financial statements from the pledge of the overriding royalty interest.

2. Significant event in the period — Gulf of Mexico oil spill continued
Provisions and contingencies
At 31 December 2010 BP has recorded certain provisions and disclosed certain contingencies as a consequence of the Gulf of Mexico oil spill. These are described below under Oil Pollution Act of 1990 and Other items.
Oil Pollution Act of 1990 (OPA 90)
The claims against BP under the OPA 90 and for personal injury fall into three categories: (i) claims by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity, loss of subsistence use of natural resources and for personal injury (“Individual and Business Claims”); (ii) claims by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs (“State and Local Claims”); and (iii) claims by the United States, a State trustee, an Indian tribe trustee, or a foreign trustee for natural resource damages (“Natural Resource Damages claims”). In addition, BP faces civil litigation in which claims for liability under OPA 90 along with other causes of actions, including personal injury claims, are asserted by individuals, businesses and government entities.
     A provision has been recorded for Individual and Business Claims and State and Local Claims. A provision has also been recorded for claims administration costs and natural resource damage assessment costs.
     BP considers that it is not possible to measure reliably any obligation in relation to Natural Resource Damages claims under OPA 90 or litigation for violations of OPA 90. These items are therefore disclosed as contingent liabilities.
     The $20-billion trust fund described above is available to satisfy the OPA 90 claims and litigation referred to above with the exception of claims administration costs which are borne separately by BP. BP’s rights and obligations in relation to the trust fund have been recognized and $20 billion, adjusted to take account of the time value of money, was charged to the income statement. The establishment of the trust fund does not represent a cap or floor on BP’s liabilities and BP does not admit liability for this amount.
Other items
Provisions at 31 December 2010 also include amounts in relation to offshore and onshore oil spill response, BP’s commitment to a 10-year research programme in the Gulf of Mexico, estimated penalties for liability under Clean Water Act Section 311 and legal fees where we have been able to estimate reliably those which will arise in the next two years. These are not covered by the trust fund.
     The provision does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional items. BP also considers that it is not possible to measure reliably any obligation in relation to litigation or any obligation in relation to legal fees beyond two years. These items are therefore disclosed as contingent liabilities.
     No amounts have been recognized for recovery of costs from our co-owners of the Macondo well because under IFRS recovery must be virtually certain for receivables to be recognized. All of these items are therefore disclosed as contingent assets.
     Further information on provisions is provided below and in Note 37. Further information on contingent liabilities and contingent assets is provided in Note 44.
     A provision has been recognized for estimated future expenditure relating to the oil spill, for items that can be reliably measured at this time, in accordance with BP’s accounting policy for provisions, as set out in Note 1.
     The total amount recognized as a provision during the year was $30,261 million (including $12,567 million for items covered by the trust fund and $17,694 million for other items). After deducting amounts utilized during the year totalling $13,935 million (including payments from the trust fund of $3,023 million and payments made directly by BP of $10,912 million), and after adjustments for discounting, the remaining provision as at 31 December 2010 was $16,335 million.
     Movements in the provision are presented in the table below.

$ million
Increase in provision — items not covered by the trust fund	17,694
— items covered by the trust fund	12,567
Unwinding of discount	4
Change in discount rate	5
Utilization — paid by BP	(10,912)
— paid from the trust fund	(3,023)

At 31 December 2010	16,335

Of which — current	7,938
— non-current	8,397

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP’s negligence), the outcome of litigation, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP. Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted above.
Impact upon the group income statement and cash flow statement
The group income statement for 2010 includes a pre-tax charge of $40,935 million in relation to the Gulf of Mexico oil spill. This comprises costs incurred up to 31 December 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations relating to the trust fund. Finance costs of $77 million reflect the unwinding of discount on the trust fund liability and provisions.
     The amount of the provision recognized during the year can be reconciled to the income statement charge as follows:

$ million
Increase in provision	30,261
Change in discount rate relating to provisions	5
Costs charged directly to the income statement	3,339
Trust fund liability — discounted	19,580
Change in discount rate relating to trust fund liability	240
Recognition of reimbursement asset	(12,567)

(Profit) loss before interest and taxation	40,858

2. Significant event in the period — Gulf of Mexico oil spill continued

Costs charged directly to the income statement relate to expenditure incurred prior to the establishment of a provision at the end of the second quarter and ongoing operating costs of the GCRO. The accounting associated with the recognition of the trust fund liability and the expenditure which will be settled from the trust fund is described above.
     The total charge in the income statement is analysed in the table below. Costs charged directly to the income statement in relation to spill response, environmental and litigation and claims are those that arose prior to recording a provision at the end of the second quarter of the year.

$ million
Trust fund liability – discounted	19,580
Change in discount rate relating to trust fund liability	240
Recognition of reimbursement asset	(12,567)
Other	8

Total charge relating to the trust fund	7,261

Spill response – amount provided	10,883
Spill response – costs charged directly to the income statement	2,745

Total charge relating to spill response	13,628

Environmental – amount provided	929
Environmental – change in discount rate	5
Environmental – costs charged directly to the income statement	70

Total charge relating to environmental	1,004

Litigation and claims – amount provided	14,939
Litigation and claims – costs charged directly to the income statement	184

Total charge relating to litigation and claims	15,123

Clean Water Act penalties – amount provided	3,510

Other costs charged directly to the income statement	332

(Profit) loss before interest and taxation	40,858

Finance costs	(77)

(Profit) loss before taxation	40,935

     The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described above under Provisions and contingencies.
     Response operations following the Deepwater Horizon incident in April 2010 have been managed by the federal government’s response framework, which transitioned on 17 December from the Unified Area Command (UAC) to the Gulf Coast incident management team (GC-IMT). Both the UAC and now the GC-IMT link the organizations responding to the incident and provide a forum for those organizations to make consensus decisions. If consensus cannot be reached the US Coast Guard co-ordinator carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP’s control. This will continue to be the case until control of the response operations transitions to the Gulf Coast Restoration Organization.
     In particular, the centralized approval process established for the procurement of materials, equipment and personnel has not been used for all of the procurement activity that has taken place. The types of activity that fell outside the centralized approval process included aspects of the surface and shoreline response. Numerous personnel and vessels were involved in activities which included skimming, boom deployment and shoreline clean up. Due to the scale of the incident and the need to respond rapidly, procurement authority was vested with state on-scene co-ordinators, various responsible parties and various state and local government authorities. So long as the expenses incurred are found to be consistent with the National Contingency Plan, the responsible parties will be expected to pay these costs, regardless of whether or not they were involved in or approved the decision to procure the resource. With the large number of parties involved, the resulting funding flows are complex and resulted in difficulty maintaining real time monitoring of expenses.
     Pre-tax cash flows amounted to $17,658 million and the impact on net cash provided by operating activities, on a post-tax basis, amounted to $16,019 million.

37. Provisions

$ million
				Litigation and	Clean Water
	Decommissioning	Environmental	Spill response	claims	Act penalties	Other	Total

At 1 January 2010	9,020	1,719	—	1,076	—	2,815	14,630
Exchange adjustments	(114)	—	—	(7)	—	(50)	(171)
Acquisitions	188	—	—	2	—	15	205
New or increased provisions	1,800	1,290	10,883	15,171	3,510	808	33,462
Write-back of unused provisions	(12)	(120)	—	(51)	—	(466)	(649)
Unwinding of discount	168	29	—	18	—	19	234
Change in discount rate	444	22	—	9	—	(6)	469
Utilization	(164)	(460)	(9,840)	(4,250)	—	(755)	(15,469)
Reclassified as liabilities held for sale	(381)	(1)	—	—	—	(1)	(383)
Deletions	(405)	(14)	—	(1)	—	(1)	(421)

At 31 December 2010	10,544	2,465	1,043	11,967	3,510	2,378	31,907

Of which — current	432	635	982	7,011	—	429	9,489
— non-current	10,112	1,830	61	4,956	3,510	1,949	22,418

$ million
	Decommissioning	Environmental	Litigation	Other	Total

At 1 January 2009	8,418	1,691	1,446	2,098	13,653
Exchange adjustments	398	15	22	29	464
New or increased provisions	169	588	302	1,256	2,315
Write-back of unused provisions	—	(259)	(99)	(228)	(586)
Unwinding of discount	184	32	15	16	247
Change in discount rate	324	18	(35)	8	315
Utilization	(383)	(308)	(574)	(361)	(1,626)
Deletions	(90)	(58)	(1)	(3)	(152)

At 31 December 2009	9,020	1,719	1,076	2,815	14,630

Of which — current	287	368	433	572	1,660
— non-current	8,733	1,351	643	2,243	12,970

The group makes full provision for the future cost of decommissioning oil and natural gas production facilities and related pipelines on a discounted basis on the installation of those facilities. The provision for the costs of decommissioning these production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or future assumptions, depending on the expected timing of the activity, and discounted using a real discount rate of 1.5% (2009 1.75%). These costs are generally expected to be incurred over the next 30 years. While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of these costs.
     Provisions for environmental remediation are made when a clean-up is probable and the amount of the obligation can be estimated reliably. Generally, this coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provision for environmental liabilities has been estimated using existing technology, at current prices and discounted using a real discount rate of 1.5% (2009 1.75%). The majority of these costs are expected to be incurred over the next 10 years. The extent and cost of future remediation programmes are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the group’s share of the liability.
     The litigation category includes provisions for matters related to, for example, commercial disputes, product liability, and allegations of exposures of third parties to toxic substances. Included within the other category at 31 December 2010 are provisions for deferred employee compensation of $728 million (2009 $789 million) and for expected rental shortfalls on surplus properties of $45 million (2009 $246 million). These provisions are discounted using either a nominal discount rate of 3.75% (2009 4.0%) or a real discount rate of 1.5% (2009 1.75%), as appropriate.
Provisions relating to the Gulf of Mexico oil spill
The Gulf of Mexico oil spill is described on pages xx to xx and in Note 2. Provisions relating to the Gulf of Mexico oil spill, included in the table above, are separately presented below:

$ million
			Litigation and	Clean Water Act
	Environmental	Spill response	claims	penalties	Total

At 1 January 2010	—	—	—	—	—
New or increased provisions	929	10,883	14,939	3,510	30,261
Unwinding of discount	4	—	—	—	4
Change in discount rate	5	—	—	—	5
Utilization	(129)	(9,840)	(3,966)	—	(13,935)

At 31 December 2010	809	1,043	10,973	3,510	16,335

Of which — current	314	982	6,642	—	7,938
— non-current	495	61	4,331	3,510	8,397

Of which — payable from the trust fund	382	—	9,162	—	9,544

37. Provisions continued
As described in Note 2, BP has recorded provisions at 31 December 2010 relating to the Gulf of Mexico oil spill including amounts in relation to environmental expenditure, spill response costs, litigation and claims, and fines and penalties, each of which is described below.
Environmental
The amounts committed by BP for a 10-year research programme to study the impact of the incident on the marine and shoreline environment of the Gulf of Mexico have been provided for. BP’s commitment is to provide $500 million of funding, and the remaining commitment, on a discounted basis, of $427 million was included in provisions at 31 December 2010. This amount is expected to be spent evenly over the 10-year period.
     As a responsible party under the OPA 90, BP faces claims by the United States, as well as by State, tribal, and foreign trustees, if any, for natural resource damages (“Natural Resource Damages claims”). These damages include, amongst other things, the reasonable costs of assessing the injury to natural resources as well as some emergency restoration projects which are expected to occur over the next two years. BP has been incurring natural resource damage assessment costs and a provision has been made for the estimated costs of the assessment phase. The assessment covers a large area of potential impact and will take some time to complete in order to determine both the severity and duration of the impact of the oil spill. The process of interpreting the large volume of data collected is expected to take at least several months and, in order to determine potential injuries to certain animal populations, data will need to be collected over one or more reproductive cycles. This expected assessment spend is based upon past experience as well as identified projects. A provision of $382 million has been established for these items. Until the size, location and duration of the impact is assessed, it is not possible to estimate reliably either the amounts or timing of the remaining Natural Resource Damages claims, therefore no amounts have been provided for these items and they are disclosed as a contingent liability. See Note 44 for further information.
Spill response
The remaining provision for spill response includes the estimated future costs of both subsea operations as well as surface and shoreline work.
     The subsea response provision is based on the remaining activities expected to be undertaken and has been calculated using daily rates of costs incurred to date. This includes the rig costs to complete the plugging and abandonment of the second relief well, which is expected to be completed by the end of February 2011, and the recovery of the subsea infrastructure used as part of the various containment systems. The majority of the vessels involved in the response have now been decontaminated. The provision includes the costs of decontaminating the remaining 25 vessels, which is expected to be complete by the end of April 2011.
     The provision for surface and shoreline response is based on the daily costs currently being incurred which are underpinned by headcount, equipment and the number of vessels on hire. At the end of the year, there were approximately 360 vessels on hire and the number of personnel involved in response activities was approximately 6,200. BP and the US Coast Guard are working closely with state and local officials to clean Gulf Coast beaches before the 2011 spring and summer tourism seasons and this is the basis on which the provision at 31 December 2010 has been calculated. The provision also includes an estimate of future federal response costs and ongoing monitoring that will be required until the end of the second quarter of 2012.
Litigation and claims
Individual and Business Claims, and State and Local Claims under the Oil Pollution Act of 1990 (OPA 90) and claims for personal injury BP faces claims under OPA 90 by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity, loss of subsistence use of natural resources and for personal injury (“Individual and Business Claims”) and by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs (“State and Local Claims”).
     The estimated future cost of settling Individual and Business Claims, State and Local Claims under OPA 90 and claims for personal injuries, both reported and unreported, has been provided for. Claims administration costs have also been provided for.
     BP believes that the history of claims received to date, and settlements made, provides sufficient data to enable the company to use an approach based on a combination of actuarial methods and management judgements to estimate IBNR (Incurred But Not Reported) claims to determine a reliable best estimate of BP’s exposure for claims not yet reported in relation to Individual and Business claims, and State and Local claims under OPA 90. The amount provided for these claims has been determined in accordance with IFRS and represents BP’s current best estimate of the expenditure required to settle its obligations at the balance sheet date. The measurement of this provision is subject to significant uncertainty. Actual costs could ultimately be significantly higher or lower than those recorded as the claims and settlement process progresses.
     In estimating the amount of the provision, BP has determined a range of possible outcomes for Individual and Business Claims, and State and Local Claims. These determinations are based on BP’s claims payment experience, the application of insurance industry benchmark data, the use of a combination of actuarial and statistical methods and management judgements where appropriate. The methods selected are consistent with those used by the insurance industry to estimate a range of total expenditures for both reported and unreported claims. These methods have been adopted on the basis that, at this stage of development, the application of insurance industry standard techniques for the estimation of ultimate losses is an appropriate approach for the costs arising from the Deepwater Horizon oil spill.
     Through the application of this approach, BP has concluded that a reasonable range of possible outcomes for the amount of the provision as at 31 December 2010 is $6 billion to $13 billion. BP believes that the provision recorded at 31 December 2010 of $9.2 billion represents a reliable best estimate from within this range of possible outcomes. This amount is shown as payable from the trust fund under Litigation and claims in the table above. The provision is in addition to the $3.4 billion of claims paid in 2010. Of this total paid, $3.2 billion is included within utilization of provision in the table, and the remaining $0.2 billion was a period expenditure prior to the recognition of the provision at the end of the second quarter 2010. Also included within the total utilization of provision of $4 billion under Litigation and claims are amounts relating to claims administration costs and legal fees. Of the total payments of $3.4 billion during the year, $3 billion was paid out of the trust fund and $0.4 billion was paid by BP.
     BP’s management has utilized actuarial techniques and its judgement in determining this reliable best estimate. However, it is possible that the final outcome could lie outside this range.
     Many key assumptions underlie and influence both the range of possible outcomes and the reliable best estimates of total expenditures derived for both categories of claims. These key assumptions include the amounts that will ultimately be paid in relation to current claims, the number, type and amounts for claims not yet reported, the scope and number of claims that can be resolved successfully in the claims process, the resolution of rejected claims, the outcomes of any litigation, the effects on tourism and fisheries and other economic and environmental factors.
     The outcomes of claims and litigation are likely to be paid out over many years to come. BP will re-evaluate the assumptions underlying this analysis on a quarterly basis as more information becomes available and the claims process matures.
BP also faces other litigation for which no reliable estimate of the cost can currently be made. Therefore no amounts have been provided for these items. See Note 44 for further information.
Legal fees
Estimated legal fees have been provided for where we have been able to estimate reliably those which will arise in the next two years.

37. Provisions continued
Clean Water Act penalties
A provision has been made for the estimated penalties for strict liability under Section 311 of the Clean Water Act. Such penalties are subject to a statutory maximum calculated as the product of a per-barrel maximum penalty rate and the number of barrels of oil spilled. Uncertainties currently exist in relation to both the per-barrel penalty rate that will ultimately be imposed and the volume of oil spilled.
     A charge for potential Clean Water Act Section 311 penalties was first included in BP’s second-quarter 2010 interim financial statements. At the time that charge was taken, the latest estimate from the intra-agency Flow Rate Technical Group created by the National Incident Commander in charge of the spill response was between 35,000 and 60,000 barrels per day. The mid-point of that range, 47,500 barrels per day was used for the purposes of calculating the charge. For the purposes of calculating the amount of the oil flow that was discharged into the Gulf of Mexico, the amount of oil that had been or was projected to be captured in vessels on the surface was subtracted from the total estimated flow up until when the well was capped on 15 July 2010. The result of this calculation was an estimate that approximately 3.2 million barrels of oil had been discharged into the Gulf. This estimate of 3.2 million barrels was calculated using a total flow of 47,500 barrels per day multiplied by the 85 days from 22 April 2010 through 15 July 2010 less an estimate of the amount captured on the surface (approximately 850,000 barrels).
     This estimated discharge volume was then multiplied by $1,100 per barrel — the maximum amount the statute allows in the absence of gross negligence or wilful misconduct — for the purposes of estimating a potential penalty. This resulted in a provision of $3,510 million for potential fines and penalties under Section 311.
     In utilizing the $1,100 per-barrel input, the company took into account that the actual per-barrel penalty a court may impose, or that the Government might agree to in settlement, could be lower than $1,100 per barrel if it were determined that such a lower penalty was appropriate based on the factors a court is directed to consider in assessing a penalty. In particular, in determining the amount of a civil penalty, Section 311 directs a court to consider a number of enumerated factors, including “the seriousness of the violation or violations, the economic benefit to the violator, if any, resulting from the violation, the degree of culpability involved, any other penalty for the same incident, any history of prior violations, the nature, extent, and degree of success of any efforts of the violator to minimize or mitigate the effects of the discharge, the economic impact of the penalty on the violator, and any other matters as justice may require.” Civil penalties above $1,100 per barrel up to a statutory maximum of $4,300 per barrel of oil discharged would only be imposed if gross negligence or wilful misconduct were alleged and subsequently proven. The company expects to seek assessment of a penalty lower than $1,100 per barrel based on several of these factors. However, the $1,100 per-barrel rate was utilized for the purposes of calculating a charge after considering and weighing all possible outcomes and in light of: (i) the company’s conclusion that it did not act with gross negligence or engage in wilful misconduct; and (ii) the uncertainty as to whether a court would assess a penalty below the $1,100 statutory maximum.
     On 2 August 2010, the United States Department of Energy and the Flow Rate Technical Group had issued an estimate that 4.9 million barrels of oil had flowed from the Macondo well, and 4.05 million barrels had been discharged into the Gulf (the difference being the amount of oil captured by vessels on the surface as part of BP’s well containment efforts).
     It was and remains BP’s view, based on the analysis of available data by its experts, that the 2 August 2010 Government estimate and other similar estimates are not reliable estimates because they are based on incomplete or inaccurate information, rest in large part on assumptions that have not been validated, and are subject to far greater uncertainties than have been acknowledged. As BP has publicly asserted, including at a 22 October 2010 meeting with the staff of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, the company believes that the 2 August 2010 discharge estimate and similar estimates are overstated by a significant amount, and that the flow rate is potentially in the range of 20%-50% lower. If the flow rate is 50% lower than the 2 August 2010 estimate, then the amount of oil that flowed from the Macondo well would be approximately 2.5 million barrels, and the amount discharged into the Gulf would be approximately 1.6 million barrels. If the flow rate is 20% lower than the 2 August 2010 estimate, then the amount of oil that flowed from the Macondo well would be approximately 3.9 million barrels and the amount discharged into the Gulf would be approximately 3.1 million barrels, which is not materially different from the amount we used for our original estimate at the second quarter.
     Therefore, for the purposes of calculating a provision for fines and penalties under Section 311 of the Clean Water Act, the company has continued to use an estimate of 3.2 million barrels of oil discharged to the Gulf of Mexico as its current best estimate as defined in paragraphs 36-40 of IAS 37 ‘Provisions, contingent liabilities and contingent assets’ of the amount which may be used in calculating the penalty under Section 311 of the Clean Water Act. This reflects an estimate of total flow from the well of approximately 4 million barrels, and an estimate of approximately 850,000 barrels captured by vessels on the surface. In utilizing this estimate, the company has taken into consideration not only its own analysis of the flow and discharge issue, but also the analyses and conclusions of other parties, including the US government. The estimate of BP and of other parties as to how much oil was discharged to the Gulf of Mexico may change, perhaps materially, over time. One factor that would impact the flow rate estimate is the completion of the analysis on the blowout preventer which is now in the custody of the federal government. Similar situations exist with regard to other pieces of physical evidence critical to the flow rate analysis. Changes in estimates as to flow and discharge could affect the amount actually assessed for Clean Water Act fines and penalties.
     The year-end provision continued to be based on a per-barrel penalty of $1,100 for the reasons discussed above, including the company’s continued conclusion that it did not act with gross negligence or engage in wilful misconduct.
     The amount and timing of these costs will depend upon what is ultimately determined to be the volume of oil spilled and the per-barrel penalty rate that is imposed. It is not currently practicable to estimate the timing of expending these costs and the provision has been included within non-current liabilities on the balance sheet. No other amounts have been provided as at 31 December 2010 in relation to other potential fines and penalties because it is not possible to measure the obligation reliably. Fines and penalties are not covered by the trust fund.

44. Contingent liabilities and contingent assets
Contingent liabilities relating to the Gulf of Mexico oil spill
As a consequence of the Gulf of Mexico oil spill, as described on pages xx to xx, BP has incurred costs during the year and recognized provisions for certain future costs. Further information is provided in Note 2 and Note 37.
     BP has provided for its best estimate of certain OPA 90 claims that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims, and claims asserted in civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment.
     Natural resource damages resulting from the oil spill are currently being assessed (see Note 37 for further information). BP and the federal and state trustees are collecting extensive data in order to assess the extent of damage to wildlife, shoreline, near shore and deepwater habitats, and recreational uses, among other things. Because the affected areas and their uses vary by seasons, we anticipate that we will need at least a full year, and perhaps materially longer, after the initial oil impacts to gain an understanding of the natural resource damages. In addition, if early restoration projects are undertaken, these projects could mitigate the total damages resulting from the incident. Accordingly, until the size, location and duration of the impact have been determined and the effects of early restoration projects are assessed, or other actions such as potential future settlement discussions occur, it is not possible obtain a range of outcomes or to estimate reliably either the amounts or timing of the remaining Natural Resource Damages claims.
     BP is named as a defendant in more than 400 civil lawsuits brought by individuals, corporations and governmental entities in US federal and state courts resulting from the Gulf of Mexico oil spill. Additional lawsuits are likely to be brought. The lawsuits assert, among others, claims for personal injury in connection with the incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits, many of which purport to be class actions, seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. These pending lawsuits are at the very early stages of proceedings and most of the claims have been consolidated into one of two multi-district litigation proceedings. A trial of liability issues in the pending multi-district litigation is currently scheduled for February 2012. Damage issues will be scheduled for trial thereafter. Until further fact and expert disclosures occur, court rulings clarify the issues in dispute, liability and damage trial activity nears, or other actions such as possible settlements occur, it is not possible given these uncertainties to arrive at a range of outcomes or a reliable estimate of the liability. See Legal proceedings on page xx for further information.
     Therefore no amounts have been provided for these items as of 31 December 2010. Although these items, which will be paid through the trust fund, have not been provided for at this time, BP’s full obligation under the $20-billion trust fund has been expensed in the income statement, taking account of the time value of money. The aggregate of amounts paid and provided for items to be settled from the trust fund currently falls within the amount committed by BP to the trust fund.
     For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation to other litigation or potential fines and penalties except, subject to certain assumptions detailed in Note 37, for those relating to the Clean Water Act. It is also not possible to reliably estimate legal fees beyond two years. There are a number of federal and state environmental and other provisions of law, other than the Clean Water Act, under which one or more governmental agencies could seek civil fines and penalties from BP. For example, a complaint filed by the United States sought to reserve the ability to seek penalties and other relief under a number of other laws. Given the large number of claims that may be asserted, it is not possible at this time to determine whether and to what extent any such claims would be successful or what penalties or fines would be assessed.
     Therefore no amounts have been provided for these items.
     The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in Principal risks and uncertainties on pages XX — XX. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.
Contingent assets relating to the Gulf of Mexico oil spill
BP is the operator of the Macondo well and holds a 65% working interest, with the remaining 35% interest held by two co-owners, Anadarko Petroleum Corporation (APC) and MOEX Offshore 2007 LLC (MOEX). Under the Operating Agreement, MOEX and APC are responsible for reimbursing BP for their proportionate shares of the costs of all operations and activities conducted under the Operating Agreement. In addition, the parties are responsible for their proportionate shares of all liabilities resulting from operations or activities conducted under the Operating Agreement, except where liability results from a party’s gross negligence or wilful misconduct, in which case that party is solely responsible. BP does not believe that it has been grossly negligent nor has it engaged in wilful misconduct under the terms of the Operating Agreement or at law.
     As of 31 December 2010, $6 billion had been billed to the co-owners, which BP believes to be contractually recoverable. Billings to co-owners are based upon costs incurred to date rather than amounts provided in the period. As further costs are incurred, BP believes that certain of the costs will be billable to our co-owners under the Operating Agreement.
     Our co-owners have each written to BP indicating that they are withholding payment in light of the investigations surrounding, and determination of the root causes of, the incident. In addition, APC has publicly accused BP of having been grossly negligent and stated it has no liability for the incident, both of which claims BP refutes and intends to challenge in any legal proceedings. There are also audit rights concerning billings under the Operating Agreement which may be exercised by APC and MOEX, and which may or may not lead to an adjustment of the amount billed. BP may ultimately need to enforce its rights to collect payment from the co-owners through an arbitration proceeding as provided for in the Operating Agreement. There is a risk that amounts billed to co-owners may not ultimately be recovered should our co-owners be found not liable for these costs or be unable to pay them.
     BP believes that it has a contractual right to recover the co-owners’ shares of the costs incurred, however, no recovery amounts have been recognized in the financial statements as at 31 December 2010.
Other contingent liabilities
There were contingent liabilities at 31 December 2009 in respect of guarantees and indemnities entered into as part of the ordinary course of the group’s business. No material losses are likely to arise from such contingent liabilities. Further information is included in Note XX.
     Lawsuits arising out of the Exxon Valdez oil spill in Prince William Sound, Alaska, in March 1989 were filed against Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield Company (Atlantic Richfield). Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that Exxon has incurred. BP will defend any such claims vigorously. It is not possible to estimate any financial effect.
     In the normal course of the group’s business, legal proceedings are pending or may be brought against BP group entities arising out of current and past operations, including matters related to commercial disputes, product liability, antitrust, premises-liability claims, general environmental claims and allegations of exposures of third parties to toxic substances, such as lead pigment in paint, asbestos and other chemicals. BP believes that the impact of these legal proceedings on the group’s results of operations, liquidity or financial position will not be material.
44. Contingent liabilities and contingent assets continued
With respect to lead pigment in paint in particular, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property. Although it is not possible to predict the outcome of the legal proceedings, Atlantic Richfield believes it has valid defences that render the incurrence of a liability remote; however, the amounts claimed and the costs of implementing the remedies sought in the various cases could be substantial. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. Atlantic Richfield intends to defend such actions vigorously.
     The group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently examining the group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations and the resolution of tax positions through negotiations with relevant tax authorities, or through litigation, can take several years to complete. While it is difficult to predict the ultimate outcome in some cases, the group does not anticipate that there will be any material impact upon the group’s results of operations, financial position or liquidity.
     The group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the group to take future action to remediate the effects on the environment of prior disposal or release of chemicals or petroleum substances by the group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the group may have obligations relating to prior asset sales or closed facilities. The ultimate requirement for remediation and its cost are inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the group’s accounting policies. While the amounts of future costs could be significant and could be material to the group’s results of operations in the period in which they are recognized, it is not practical to estimate the amounts involved. BP does not expect these costs to have a material effect on the group’s financial position or liquidity.
     The group also has obligations to decommission oil and natural gas production facilities and related pipelines. Provision is made for the estimated costs of these activities, however there is uncertainty regarding both the amount and timing of these costs, given the long-term nature of these obligations. BP believes that the impact of any reasonably foreseeable changes to these provisions on the group’s results of operations, financial position or liquidity will not be material.
     The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the group. Losses will therefore be borne as they arise rather than being spread over time through insurance premiums with attendant transaction costs. The position is reviewed periodically.